Ahold [Graphic omitted]

                                                                   Press Release
                                                                     Royal Ahold
                                                        Corporate Communications
                                                           Date: January 5, 2005
                                          For more information: +31 75 659 57 20



Ahold continues legal battle over sale of Disco

Zaandam, The Netherlands, January 5, 2005 - Ahold today announced that it will appeal certain new court orders that could potentially affect the sale of Disco S.A. in Argentina to Cencosud S.A.

On December 23, 2004, the Court of Appeal in Mendoza rendered various decisions in the pending litigation regarding the obtaining of antitrust approval for the sale of Disco. The Court of Appeal, among other things, denied suspensive effect of the appeal filed earlier by Ahold's subsidiary Disco Ahold International Holdings N.V. ("DAIH") in respect of an order of a local court in San Rafael, Mendoza, as announced by Ahold on December 8, 2004. If ultimately enforced the adverse court orders could lead the parties to reverse the transfer of the Disco shares to Cencosud, at least temporarily.

The merits of DAIH's appeal on that matter have not yet been addressed by the Court of Appeal. Ahold is still reviewing the consequences of the decisions rendered by the Court of Appeal and is preparing an appeal to the Argentine Supreme Court on the adverse court orders.

Ahold announced the transfer of the controlling interest in Disco to Cencosud on November 1, 2004, following an earlier announcement of the transaction on March 5, 2004. Ahold believes that the transfer of the Disco shares as effected is in the best interests of Disco's customers and associates, which Ahold believes were being adversely affected by the delay in the antitrust approval process and the closing of the transaction.

Ahold Corporate Communications: +31.75.659.5720


Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intention to appeal the new court orders and the possible effect of Argentine courts' judicial orders on the transfer of the Disco shares to Cencosud, including the possible reversal of the transfer. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, further actions by the federal court of first instance and the federal court of appeal that rendered the orders or the plaintiffs, the ultimate definitive interpretation of the orders, the timing and outcome of the appeals, actions taken or not taken by Cencosud, the actions of other courts, government regulators, authorities and law enforcement agencies, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."